Exhibit 21.1

Subsidiaries of Apria, Inc.

Upon the consummation of this offering, the following entities will become subsidiaries of Apria, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Apria Holdco LLC	Delaware
Apria Healthcare Group LLC	Delaware
DMEhub LLC	Delaware
Apria Healthcare LLC	Delaware
CPAP Sleep Store LLC	Delaware
Healthy Living Home Medical LLC	Delaware